Form 5
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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[ ]	Form 3 Holdings Reported
[ ]	Form 4 Transactions Reported
1. Name and Address of Reporting Person* Halevy, Richard P.	2. Issuer Name and Ticker or Trading Symbol Telscape International, Inc. (TSCP)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director ___ 10% Owner _X_ Officer (give ___ Other (specify title below) below) Former Chief Financial Officer
(Last) (First) (Middle) 1325 Northmeadow Parkway, Suite 110	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 12/2000
(Street) Roswell, GA 30076		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	06/02/2000	A		2,235	A	(1)	2,235	D
Common Stock	06/02/2000	A		2,012	A	(2)	2,012 (3)	I	By children
* If the form is filed by more than one reporting person, see instruction 4(b)(v).	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 2270 (3-99)
FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option (to purchase common stock)	7.83	06/02/2000	A		44,703		(4)	08/09/2009	Common Stock	44,703	(5)	44,703	D
Option (to purchase common stock)	4.47	06/02/2000	A		15,646		(6)	03/03/2007	Common Stock	15,646	(7)	15,646	D
Explanation of Responses:

(1) Received in exchange for 10,000 shares of Pointe Communications Corporation ("Pointe") common stock in connection with the merger (the "Merger") of Pointe into Telscape International, Inc. ("Telscape"). On the effective date of the Merger, each share of Pointe common stock was exchanged for .223514 shares of Telscape common stock.
(2) Received in exchange for 9,000 shares of Pointe common stock in connection with the Merger. On the effective date of the Merger, each share of Pointe common stock was exchanged for .223514 shares of Telscape common stock.
(3) The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for purposes of Section 16 or for any other purpose.
(4) On each December 31, 5% of the options vest for each $1.00 of share price increase.
(5) Received in the Merger in exchange for an option to acquire 200,000 shares of Pointe common stock for $1.75 per share.
(6) 25% vested as 3/31/98, then 25% of the options vest each year thereafter.
(7) Received in the Merger in exchange for an option to acquire 70,000 shares of Pointe common stock for $1.00 per share.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Richard P. Halevy **Signature of Reporting Person	02/14/2001 Date
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